ACT 1940 Act
SECTION 3(c)(1); 3(c)(7)
RULE ______
PUBLIC AVAILABILITY Yes

No Act

July 9, 2008
Our Ref. No. 2008331640
The Townsend Group, Inc.
File No. 801-30200

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Based on the facts and representations in your letter dated February 27, 2008, we cannot assure you that we would not recommend enforcement action to the Securities and Exchange Commission under section 7 of the Investment Company Act of 1940, as amended (the "1940 Act"), against the 3(c)(1) Plus Fund (as defined in your letter) if the 3(c)(1) Plus Fund proceeds as described in your letter[1] without registering under the 1940 Act. This position is consistent with the Division's long-standing views on this issue.[2]

Holly Hunter-Ceci

Holly Hunter-Ceci
Attorney-Adviser

PROCESSED
JUL 25 2008
THOMSON REUTERS

[1] You propose that the 3(c)(1) Plus Fund would combine the separate exclusions from the definition of investment company available in sections 3(c)(1) and 3(c)(7) of the 1940 Act. Therefore, under your proposal, the 3(c)(1) Plus Fund would have more than 100 investors, and not all of these investors would be qualified purchasers.

[2] In 1992, the Division recommended to Congress that the 1940 Act be amended to include a new exclusion for private investment companies that were comprised entirely of qualified purchasers. The Division considered whether section 3(c)(1) of the 1940 Act should be amended to permit an unlimited amount of sophisticated investors, so long as the private investment company had no more than 100 other investors. However, the Division rejected this approach, noting that "the 100 investor limit in the current private investment company exception reasonably reflects the point at which federal regulatory concerns are raised if any unsophisticated investors are involved... In comparison, pools owned exclusively by sophisticated investors do not present these concerns, regardless of the number of investors" (see *Protecting Investors: A Half Century of Investment Company Regulation*, Division of Investment Management 115-116 (May 1992)).

08016886

BAKER & MCKENZIE

Baker & McKenzie LLP
One Prudential Plaza, Suite 3500
130 East Randolph Drive
Chicago, Illinois 60601, USA

Tel: +1 312 861 8000
Fax: +1 312 861 2899
chicago.information@bakernet.com
www.bakernet.com

Tel: +1 312 861 2827
Fax: +1 312 698 2052
Addison.D.Braendel@Bakernet.com

February 27, 2008

Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: David W. Grim

RE: The Townsend Group

Ladies and Gentlemen:

On behalf of our client, The Townsend Group, Inc. ("Townsend"), we request your concurrence that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission under Section 7 of the Investment Company Act of 1940, as amended (the "Investment Company Act"), under the circumstances described below.[1]

BACKGROUND

Townsend is a registered investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). Townsend currently serves as investment adviser to, among other entities, certain private equity fund-of-funds. Among the funds that Townsend advises are the Core Plus Real Estate Fund – A, L.P. ("Core A") and the Core Plus Real Estate Fund – Q, L.P. ("Core Q").

Core A is an open-end fund-of-funds investment vehicle which invests in multiple private equity real estate funds. Core A is exempt from the Investment Company Act under Section 3(c)(1). Investors in Core A are "accredited investors" under the Securities Act of 1933 ("Securities Act") and "qualified clients" under the Advisers Act.[2] Core A has 71 beneficial owners (excluding its general partner), taking into consideration all Section 3(c)(1) look-through and attribution rules. Core A does not have any side letters with its investors.

Core Q is an open-end fund-of-funds investment vehicle which invests in multiple private equity real estate funds. Core Q is exempt from the Investment Company Act under Section 3(c)(7). Investors in Core Q are "accredited investors" under the Securities Act, "qualified

[1] We believe that the no action relief we seek presents a novel and unusual issue so that the limitation set forth in Shoreline Fund, L.P., SEC No-Action Letter, 1994 SEC No-Act. LEXIS 517 (April 11, 1994) ("we will no longer respond to letters in this area unless they present novel or unusual issues") is not applicable.
[2] That investors in Core A are "qualified clients" is not essential to the no-action position stated herein.

clients" under the Advisers Act and "qualified purchasers" under the Investment Company Act. Core Q has 153 beneficial owners, taking into consideration all applicable look-through and attribution rules. Core Q does not have any side letters with its investors.

Core A and Core Q were established at the same time. Core A and Core Q invest in private equity real estate funds that are both open-end and closed-end and which make a broad range of investments in real estate funds and real estate related assets. Core A and Core Q share essentially the same investment objectives, have overlapping investment portfolios and substantially similar portfolio risk/return characteristics. But for Section 3(c)(7)(E) of the Investment Company Act, which provides that a Section 3(c)(1) exempt fund will not be integrated with a Section 3(c)(7) exempt fund, we believe that Core A and Core Q could be subject to integration under the Investment Company Act.[3]

The Contemplated "3(c)(1) Plus" Fund

If Core A and Core Q were combined into a single fund ("3(c)(1) Plus Fund"), Core A and Core Q would be able to achieve considerable cost savings and eliminate significant economic drag currently borne by Core A "accredited investors." Currently, Core A investors are responsible for annual expenses in the amount of $168,279, which accounts for 15.13% of Core A's 2007 revenues. Currently, Core Q investors are responsible for annual expenses in the amount of $568,129, which accounts for 5.46% of Core Q's 2007 revenues. If Core A and Core Q were combined into the 3(c)(1) Plus Fund, we estimate that Core A investors would pay approximately $58,592.07 in total expenses and Core Q investors would pay approximately $539,896.93 in total expenses.[4] As a result, Core A investors in the 3(c)(1) Plus Fund would pay 34.82% of the total expenses that Core A investors pay in Core

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[3] With respect to the Investment Company Act, the Commission has stated that "[t]he integration concept allows the Commission to look behind ostensibly separate issues, issuers, or transactions to determine if, in economic reality, they are actually a single issue, issuer, or transaction." Joseph H. Moss, SEC No-Action Letter, 1984 SEC No-Act. LEXIS 1911 (Feb. 27, 1994); Santa Barbara Securities, SEC No-Action Letter, 1983 SEC No-Act. LEXIS 2390 (April 8, 1983). The Commission has also stated that it "considers several factors in determining whether integration is appropriate, and generally will require integration if a reasonable purchaser qualified to invest in both offerings would view an interest in one offering as not materially different from another. In making this determination, the staff will consider whether the entities share the same investment objectives, investment portfolios, and portfolio risk/return characteristics. Pasadena Investment Trust, SEC No-Action Letter, 1993 SEC No-Act. LEXIS 135 (Jan. 22, 1993).

[4] The 3(c)(1) Plus Fund's total expenses would be $598,489, or 5.20% of the 3(c)(1) Plus Fund's revenues. Since the approximate net asset value of Core A is $13,150,000 and the approximate net asset value of Core Q is $121,220,000, Core Q investors in the 3(c)(1) Plus Fund would bear 90.21% of the total combined expenses of the 3(c)(1) Plus Fund and the Core A investors 9.79%.

A by itself, while Core Q investors would pay 95.03% of the total expenses that Core Q investors pay in Core Q by itself.[5]

We note that currently it would be inadvisable to combine Core A and Core Q into the 3(c)(1) Plus Fund because the 3(c)(1) Plus Fund would not fall entirely within Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, as the number of beneficial owners in the 3(c)(1) Plus Fund would exceed 100 beneficial owners and not all of them would be "qualified purchasers."

Although not explicitly authorized in the Investment Company Act, we believe, for the reasons set forth below, that the 3(c)(1) Plus Fund, as long as it maintains no more than 100 non-qualified purchaser "accredited investor" beneficial owners, should be permitted to have more than 100 overall beneficial owners. We believe, as explained below, that such a fund remains firmly "private" within all policy considerations of the Investment Company Act, fits within the intended purposes of the Investment Company Act and is analogous to the Section 4(1½) exemption permitted under the Securities Act. We also believe, as explained below, that any enforcement regarding such a fund would be unduly burdensome to Core A and Core Q as well as Core A and Core Q investors, and of little practical benefit to Core A and Core Q investors. We describe this exemption as a "Section 3(c)(1) Plus Exemption" which is implicitly, although not explicitly, permitted pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. We anticipate that the Section 3(c)(1) Plus Exemption would function as a sub-set of Section 3(c)(1), so that the 3(c)(1) Plus Fund could not be used to avoid the integration doctrine.[6] Our understanding of the Section

[5] In the chart below, we provide a break-down of Core A, Core Q and 3(c)(1) Plus Fund expenses and revenues.

	Core A	**Core Q**	**3(c)(1) Plus Fund**
Accredited Investors	73	0	73
Qualified Purchasers	0	151	151
Total Investors	73	151	224
'40 Act Exemption	3(c)(1)	3(c)(7)	3(c)(1) plus
2007 Total Expenses	$168,279	$568,129	$598,489
tax/audit	60,222	241,291	241,291
legal	982	7,493	7,493
reimbursements	39,322	52,018	52,018
filings	1,793	9,046	9,046
interest	65,960	258,281	288,641
2007 Revenue	$1,112,344	$10,396,831	$11,509,175
Expense / Revenue %	15.13%	5.46%	5.20%

[6] For example, if the Section 3(c)(1) Plus Exemption were considered as a sub-set of Section 3(c)(7), there could be a danger that a series of funds similar to the 3(c)(1) Plus Fund would not be subject to integration both with respect to one another and with respect to Section 3(c)(1) exempt funds due to Section 3(c)(7)(E), and resulting in more than one hundred non-qualified purchaser investors being able to participate in a series of funds that were in economic substance one fund. The Commission

3(c)(1) Plus Exemption would thus effectively preserve the relevant legal considerations underlying the Section 3(c)(1) and Section 3(c)(7) exemptions.

The Passage of NSMIA

We note that prior to the National Securities Markets Improvement Act of 1996 ("NSMIA"), Section 3(c)(1) was the primary Investment Company Act exemption available to investment companies. NSMIA created the Section 3(c)(7) exemption in order to "modernize and rationalize certain important aspects of the regulatory scheme governing our capital markets...."[7] Further, NSMIA sought "to promote efficiency, competition, and capital formation in the capital markets without compromising investor protection."[8]

The legislative history leading up to, and the architecture of, Section 3(c)(7) reflect, in part, a concern that "qualified purchaser" investors could oppress non-qualified purchaser investors. Section 3(c)(7)(E) therefore allows parallel Section 3(c)(1) and Section 3(c)(7) funds, but requires that the funds be legally separate entities.

We note that in 1996, the average private investment partnership was approximately $25 to $55 million.[9] Six years later, a 2002 study noted that "nineteen funds in 2000 alone exceeded the entire investments of the venture capital industry in 1994, 1995 and 1996 combined."[10] By comparison, today the hedge fund industry alone is estimated to be a $2 trillion industry with approximately 10,000 active funds.[11] With respect to private equity buy-out funds, in 2006 the ten largest such funds raised $101 billion,[12] reflecting an average among the ten largest private equity buy-out funds of approximately $10 billion per fund.

In today's market, investment funds are larger by an order of magnitude. It is common for investors in Section 3(c)(7) funds to invest amounts ranging from $1 million to several hundred million dollars. As a result, the relative size disparity in 1996 between "qualified purchaser" investors and non-qualified purchaser investors is dwarfed by the size disparity

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had expressed a similar concern with regard to the "grandfather clause" in Section 3(c)(7)(B). *See* Privately Offered Investment Companies, Release No. IC-22597, SEC No-Action Letter, 1997 SEC LEXIS 739 (April 3, 1997).

[7] H.R. REP. No. 106-622, 104th Cong. (1996).

[8] *Id.*

[9] Congress noted that "[a]lthough there is no exact accounting of the total number and size of these private investment partnerships, estimates indicate that the total number may be as high as 3,000, with assets estimated between $75 and $160 billion." H.R. REP. No. 106-622, 104th Cong. (1996).

[10] Jeffrey E. Sohl, The Private Equity Market in the USA: Lessons from Volatility (Oct. 17, 2002), *available at* http://www.angelcapitalassociation.org/dir_downloads/resources/Research_LessonsVolatility.pdf.

[11] Hedge Fund Association, *About Hedge Fund Strategies*, *available at* http://www.thehfa.org/Aboutus.cfm?CFID=470401&CFTOKEN=35430329

[12] *See* Wikipedia, *Private Equity*, *available at* http://en.wikipedia.org/wiki/Private_equity.

between "qualified purchaser" investors in today's Section 3(c)(7) funds.[13] There have been no systemic complaints that smaller "qualified purchaser" investors have been oppressed by the larger "qualified purchasers." As a result, we do not believe that the size disparity between "qualified purchaser" investors and non-qualified purchaser investors would provide a basis for oppression in the event the two invested in a single fund.[14]

The Parallel Fund Problem

In order to satisfy the current interpretation that Section 3(c)(1) and Section 3(c)(7) cannot be combined, funds seeking exemption under the Investment Company have three basic options: (i) to operate as parallel Section 3(c)(1) and Section 3(c)(7) exempt funds, (ii) to start operations as a Section 3(c)(1) exempt fund and subsequently convert to a Section 3(c)(7) exempt fund when the fund has reached a certain capital threshold (and is approaching over 100 beneficial owners) or (iii) to commence operations as a Section 3(c)(7) exempt fund and exclude Section 3(c)(1) "accredited investors." If a fund chooses to operate as parallel funds, duplicative administrative costs and expenses are incurred and, typically, the Section 3(c)(1) investors disproportionately bear their share of fund expenses. If a fund has elected to start operations as a Section 3(c)(1) exempt fund, Section 3(c)(1) "accredited investors" have in many cases subsequently been redeemed and frozen out of the fund once the fund is in a position to become a Section 3(c)(7) exempt fund (because it is attracting larger blocks of capital from larger, more institutional investors). Alternatively, in certain cases Section 3(c)(1) "accredited investors" are excluded from funds from the start because such funds do not want the administrative burden of maintaining a separate fund with comparatively low capitalization.

In short, Section 3(c)(1) "accredited investors" are often either forced to disproportionately bear fund expenses or are systematically excluded from funds. We believe that, for the reasons set forth in this letter, the current practice – requiring a fixed differentiation between 3(c)(1) funds and 3(c)(7) funds – runs counter to the capital raising policy goals of the Investment Company Act, does not promote investor protection and is not required under the language of the statute.

The 3(c)(1) Plus Fund Solution

In the event the Staff advises that it will not recommend enforcement action, consistent with the spirit of the "grandfather clause" in Section 3(c)(7)(B), Core A and Core Q intend to notify each of their respective limited partners that Core A and Core Q will merge into the 3(c)(1) Plus Fund pursuant to Section 17-211 of the Delaware Revised Uniform Limited Partnership Act. Section 17-211 requires approval by limited partners who own more than

[13] Note that the "natural accredited person" standard proposed in Release 33-8828 would further reduce size disparity, since natural person investors would have to own at least $2.5 million in investments in order to invest in Section 3(c)(1) exempt funds.
[14] Oppression concerns are discussed in more detail in Section III.A.

50 percent of the then current percentage or other interest in the profits of the partnership. Core A will notify its investors that following the merger, ownership in the fund will no longer be limited to 100 beneficial owners and that an unlimited number of "qualified purchasers" may invest in the fund. Core Q will notify its beneficial owners that following the merger, ownership in the fund will no longer be limited to "qualified purchasers" and that up to 100 "accredited investors" may invest in the fund. Concurrently, Core A and Core Q investors will be able to redeem any part or all of their interests in Core A and Core Q, as the case may be.

If Core A and Core Q were combined into the 3(c)(1) Plus Fund, the 3(c)(1) Plus Fund would have 224 beneficial owners, taking into consideration attribution and look-through rules as noted above. Of such investors, 71 beneficial owners in the 3(c)(1) Plus Fund would be "accredited investors" and 153 beneficial owners in the 3(c)(1) Plus Fund would be "qualified purchasers."

DISCUSSION

The Section 3(c)(1) Plus Exemption falls squarely within the policy goals and implicitly within the statutory language of the Investment Company Act for the following reasons.

I. Implications of Section 4(1½) under the Securities Act

Prior to the Commission's acknowledgment of the Section 4(1½) exemption in Employee Benefit Plans Release No. 6188,[15] with regard to privately reselling securities initially issued in a private placement,[16] "[such] variety of sale [had] become popularly known as "section 4(1½)" transactions, primarily because the SEC, in no-action letters and other pronouncements, frequently [had] required that such resales meet at least some of the established criteria for exemptions under both section 4(1) and section 4(2)."[17] As explained below, we believe that the Section 4(1½) exemption was founded upon (A) the view that not allowing the Section 4(1½) exemption would have been an unnecessary burden and of little practical benefit to investors; (B) the view that there is no meaningful difference between issuer and non-issuer transactions that meet all of the criteria for the section 4(2) private offering exemption (and by extension, we believe, on the view that where the purpose of a securities act is to regulate "public" matters as opposed to "private" matters, a hybrid exemption should apply where the hybrid exemption would effectively satisfy all "private" criteria) and (C) the view that the Section 4(1½) exemption, although not specifically provided for in the 1933 Act, was clearly within its intended purpose.

[15] Employee Benefit Plans, Release No. 6188, 1980 SEC LEXIS 2141 (Feb. 1, 1980).
[16] *See* Section "4(1-1/2)" Phenomenon: Private Resales of "Restricted Securities", a Report to the Committee on Federal Regulation of Securities of the ABA from the Study Group on Section "4(1-1/2)" of the Subcommittee on 1933 Act, *34 Bus. Law. 1961* (1979).
[17] *Id.*

A. Section 4(1½) Was Not Troubling to the Commission Because Enforcement Would Be of Little Practical Benefit to the Purchaser

"Despite the absence of clear articulation of the statutory basis of the [Section 4(1½)] exemption for such sales, neither the Commission nor the securities bar [were] very troubled by them. From a practical point of view, this feeling of relative security probably results from the recognition that registration of such sales would be an unnecessary burden to the Holder and of little practical benefit to the Purchaser."[18]

B. Section 4(1½) Rests On the Logic That There Is No Meaningful Difference Between Private Issuer and Non-Issuer Transactions (and by Extension Between "Private" as Opposed to "Public" Funds)

James Landis, a principal draftsman of H.R. 5480, noted with respect to the Securities Act that "'public offerings' as distinguished from 'private offerings' proved to be the answer [to the question what scope the Securities Act was to have]."[19] One treatise also notes that the "Section 4(1½) exemption rests on sound logic that there is no meaningful difference between issuer and non-issuer transactions that meet all of the criteria for the section 4(2) private offering exemption."[20] This suggests that where the purpose of a securities act is to regulate "public" matters as opposed to "private" matters, a hybrid exemption should apply where the hybrid exemption would effectively satisfy all "private" criteria.

C. A Securities Exemption Need Not Be Specifically Provided For If Clearly Within the Intended Purpose of a Securities Act

The Commission acknowledged that Section 4(1½) "is a hybrid exemption not specifically provided for in the 1933 Act but clearly within its intended purpose." The exemption basically would permit affiliates to make private sales of securities held by them so long as some of the established criteria for sales under both Section 4(1) and Section 4(2) of the [Securities] Act are satisfied."[21]

D. Section 4(1½) Suggests That the Section 3(c)(1) Plus Exemption Should Exist

For the same reasons, the Section 3(c)(1) Plus Exemption should be recognized:

First, allowing the Section 3(c)(1) Plus Exemption would benefit investors by reducing unnecessary economic drag in parallel funds. Conversely, not recognizing the Section 3(c)(1) Plus Exemption will maintain an unnecessary burden on investors – a burden that is

[18] *Id.*
[19] James Landis, *The Legislative History of the Securities Act of 1933*, 28 Geo. Wash. L. Rev. 29, 37 (1959).
[20] Matthew Bender & Company, Inc., 1-4 Federal Securities Act of 1933, §4.05[1].
[21] Employee Benefit Plans, Release No. 6188, 1980 SEC LEXIS 2141 (Feb. 1, 1980).

disproportionately borne by the smaller investors – with little practical benefit to anyone. As noted above, both Core A and Core Q investors will pay lower costs if they can combine their funds. The cost savings to Core A investors will be material.

Second, where the purpose of a securities act is to regulate "public" matters as opposed to "private" matters, a hybrid exemption should apply where the hybrid exemption would effectively satisfy all "private" criteria. With regard to the Section 3(c)(1) Plus Exemption, the private criteria for Section 3(c)(1) and Section 3(c)(7) are each individually satisfied.[22] Since Section 3(c)(7)(E) already functionally permits what is in essence a 3(c)(1) Plus Fund by preventing integration of Section 3(c)(1) and Section 3(c)(7) funds, there is no meaningful difference to be maintained by refusing to recognize the Section 3(1) Plus Exemption.

Third, the Section 3(1) Plus Exemption is within the intended purposes of the Investment Company Act. It will promote capital raising and benefit investors without derogating any of the protections investors currently enjoy. All of the other criteria of Section 3(c)(1) and Section 3(c)(7) – including investor sophistication requirements, financial thresholds and look-through protections – will continue to be satisfied, except for a limit on the number of "qualified purchaser" beneficial owners in the Section 3(1) plus exempt fund.[23] However, since parallel Section 3(c)(1) and Section 3(c)(7) exempt funds effectively operate as one fund from an economic perspective, it appears that the only truly material issue (from a policy perspective) with respect to the Section 3(c)(1) Plus Exemption is the issue of possible oppression by comparatively larger investors when the funds are combined into a single legal entity. As mentioned above (and discussed below in Section III.A.), we have not seen differences in investor size as a basis for oppression in the private fund context. Furthermore, Core A and Core Q will effectively address this issue by providing for disclosure and adequate notice and opportunity for redemption to each of their respective investors.

As a result, we believe that the Commission should permit combining Section 3(c)(1) and Section 3(c)(7) criteria, subject to the conditions and representations noted in this letter, in order to recognize the Section 3(c)(1) Plus Exemption.

II. The Section 3(c)(1) Plus Exemption Is Fundamentally Private and Does Not Destroy the Private Character of Section 3(c)(1) or Section 3(c)(7)

The legislative history of the Investment Company Act in several instances states that Congress and the Senate intended to regulate public investment companies. Senate Report

[22] See Section II.

[23] Note, however, that there is a practical cap of 500 investors if the fund does not want to incur the registration and reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). In addition, an overly broad number of "qualified purchasers" could create a general solicitation and destroy the availability of the 3(c)(1) Plus Exemption.

No. 1775 notes that "investment companies are essentially institutions which provide a medium for public investment in common stocks and other securities."[24] In addition, Section 1(a) of the Investment Company Act refers to securities distributed by investment companies that are publicly offered and distributed. More recently, the House and Senate Reports which accompanied the 1980 amendments to the Investment Company Act reaffirm the premise that the rationale for an exemption under the Investment Company Act is that the exemption is private. "Section 3(c)(1) was intended to exclude from the [Investment Company] Act private companies in which there is no significant public interest and which are therefore not appropriate subjects of federal regulation."[25]

Until the passage of NSMIA in 1996, exempt investment companies were generally limited to Section 3(c)(1). When the ABA Task Force made its recommendations regarding the Section 3(c)(7) exemption, it cited a Commission order issued in 1941, noting that the "limitation of 100 stockholders in Section 3(c)(1) obviously is an arbitrary figure," and that "section 3(c)(1) of the Investment Company Act of 1940 clearly indicates that it was not intended to bring private companies within the purview of the [1940] Act."[26] Clearly, the ABA Task Force understood that a parallel Section 3(c)(1) exempt fund and a Section 3(c)(7) exempt fund would effectively mean that the 100 person threshold in Section 3(c)(1) would be exceeded.[27] As a result, we believe that the fact that the Section 3(c)(1) Plus Exemption would cause the Section 3(c)(1) exemption to exceed 100 beneficial owners is not in itself relevant to the question of whether the Section 3(c)(1) Plus Exemption is private, provided that the Section 3(c)(1) Plus Exemption is otherwise proper under the Investment Company Act.

The Section 3(c)(1) Plus Exemption is private for several reasons. First, under current law, an investment adviser can manage a parallel Section 3(c)(1) exempt fund and a Section 3(c)(7) exempt fund, each of which are clearly separately private under the Investment Company Act. We believe that the Section 3(c)(1) and Section 3(c)(7) exemptions, like the Section 4(1) and Section 4(2) exemptions, were created because the private nature of the activities they permit does not implicate the purposes of the Investment Company Act or the Securities Act, as the case may be.

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[24] S. REP. NO. 1775, at 2.

[25] H.R. REP. No. 1341, 96th Cong., 2d Sess. 35 (1980); S. REP. No. 958, 96th Cong., 2d Sess. 20 (1980).

[26] The Task Force on Hedge Funds, Report on Section 3(c)(1) of the Investment Company Act of 1940 and Proposals to Create an Exception for Qualified Purchasers, 51. *Bus. Law* 773 (May, 1996), citing *In re* Maritime Corp., Exchange Act Release No. 40-190, at 3 n.2 (Aug. 15, 1941)).

[27] The ABA Task Force noted: "Some have argued that the commingling of sophisticated and other purchasers (as occurs now under Section 3(c)(1)) poses a threat that sophisticated purchasers could act to the detriment of unsophisticated investors in the investment fund." The Task Force on Hedge Funds, Report on Section 3(c)(1) of the Investment Company Act of 1940 and Proposals to Create an Exception for Qualified Purchasers, 51. *Bus. Law* 773 (May, 1996).

Second, to the extent that the Section 3(c)(1) and Section 3(c)(7) exemptions stem from the fact that companies exempt thereunder are essentially private investment companies, Rule 506 of Regulation D promulgated under the Securities Act provides a useful analogy. Rule 506 offerings can have no more than 35 "purchasers of securities."[28] However, under Rule 501(e), "accredited investors" are not counted toward such 35 purchaser threshold.[29] Similarly, recognition of the Section 3(c)(1) Plus Exemption would permit the 3(c)(1) Plus Fund to admit "qualified purchasers" without counting such "qualified purchasers" toward the 100 person threshold in Section 3(c)(1).[30] We acknowledge that Rule 506 has an express statutory mandate to achieve this result, but we believe Rule 506 is useful guidance to the extent it demonstrates that adding an unlimited number of investors with sufficient accreditation levels to a limited number of ordinary investors is consistent with the notion of a private exemption.

We therefore believe that with respect to the private Section 3(c)(1) and Section 3(c)(7) exemptions, considering that Section 3(c)(7)(E) prevents the integration of Section 3(c)(1) and Section 3(c)(7) exempt funds, *private plus private equals private*. Underlying the theory that *private plus private equals private* are the following circumstances: (i) that the Section 3(c)(1) Plus Fund would be limited to up to 100 "accredited investors" and an unlimited number of "qualified purchasers,"[31] (ii) that the Section 3(c)(1) Plus Exemption would not pose integration circumvention concerns, (iii) that enforcement is burdensome to Core A and Core Q as well as to the investors in Core A and Core Q, and of little practical benefit to investors in Core A and Core Q because there will be (a) no actual oppression of "accredited investors" by "qualified purchasers," (b) increased private investment opportunities for "accredited investors" which are adequately regulated through disclosure and anti-fraud rules under Rule 10b-5 under the Exchange Act, Section 206 and Rule 206(4)-8 of the Advisers Act and (c) elimination of the disproportionate economic drag borne by "accredited investors" in parallel funds, (iv) that the purpose of the Investment Company Act is to regulate "public" as opposed to "private" matters and that the Section 3(c)(1) Plus Exemption effectively satisfies all "private" criteria under the Investment Company Act, (v) that the Section 3(c)(1) Plus Exemption, in addition to satisfying private criteria under the Investment Company Act, also generally satisfies all other criteria under Section 3(c)(1)

[28] Rule 506(b)(ii)(1).

[29] We note that under proposed Rule 507, an offering could also be made to up to 35 non-accredited purchasers.

[30] We acknowledge that Rule 506 would impose greater informational requirements with respect to non-accredited investors, but we believe that greater informational requirements would not apply with respect to Section 3(c)(1) "accredited investors" because Section 3(c)(1) by itself does not impose such greater informational requirements and because "accredited investors" can be reasonably expected to make investment decisions based on information required by Section 206 of the Advisers Act and Rule 10b-5. We believe that this argument remains true regardless of whether the Commission increases the "accredited investor" standard in Section 3(c)(1) exempt funds for "accredited natural persons" as proposed. See Section III.E.

[31] See fn. 23.

and Section 3(c)(7) and (vi) that the Section 3(c)(1) Plus Exemption is within the intended purposes of the Investment Company Act, and as such is implicitly authorized.

III. Responses to Concerns Against the Section 3(c)(1) Plus Exemption

In footnote 10 of the *Goodwin* no-action letter, the Commission noted: "As is the case with domestic private investment companies, a Foreign Fund may not simultaneously seek to rely on Section 3(c)(7) to offer securities to U.S. resident qualified purchasers **and** Section 3(c)(1) to offer securities to 100 U.S. residents who are not qualified purchasers."[32] This is the only publicly available Commission statement that we are aware of in a no action letter that is contrary to our request that the Section 3(c)(1) Plus Exemption be recognized.[33] We do not believe this statement should control the analysis. The Commission articulated this view in a footnote, in a no action letter focused on foreign funds and without discussion. The Commission did not directly address the Section 3(c)(1) Plus Exemption issue. Below, we provide an analysis of various concerns that could be raised against the Section 3(c)(1) Plus Exemption, and explain how such concerns are inapposite.

A. Oppression Concerns

We believe that the greatest concerns with respect to the Section 3(c)(1) Plus Exemption center around the fear that commingling funds will result "in the enrichment of sophisticated investors at the expense of their less sophisticated counterparts."[34] However, the ABA task force noted that there did "not appear to be any evidence" for such a phenomenon.[35] As discussed above, we believe that the current state of investment company affairs in which gigantic "qualified purchasers" exist side by side with comparatively smaller "qualified purchasers" has not led to complaints of oppression.

While the purpose behind prohibiting blending Section 3(c)(1) and Section 3(c)(7) centers around the protection of less sophisticated investors, we note that not allowing such blending actually increases expenses, which typically are disproportionately borne by the smaller investors, thereby creating substantial economic drag. In many cases it results in the systematic exclusion of "accredited investors" from exempt investment company opportunities. Because investors will continue to be adequately protected by the disclosure and anti-fraud rules under Rule 10b-5 of the Exchange Act and Section 206 and Rule 206(4)-8 of the Advisers Act, investors should not be required to maintain – as a matter of their protection - a separate legal vehicle.

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[32] Goodwin, Procter & Hoar, SEC No-Action Letter, 1997 SEC No-Act. LEXIS 375 (Feb. 28, 1997).

[33] However, the Commission chose not to recommend a similar, albeit different, amendment in 1992. That amendment would have excluded an unlimited number of "sophisticated investors" from the 100 investor limit in a 3(c)(1) fund. See *Protecting Investors: A Half Century of Investment Company Regulation*, Divisions of Investment Management 115-116 (May 1992).

[34] The Task Force on Hedge Funds, Report on Section 3(c)(1) of the Investment Company Act of 1940 and Proposals to Create an Exception for Qualified Purchasers.

[35] *Id.*

We acknowledge that Section 2(a)(51)(C) and Section 3(c)(7)(B) reflect legislative blending concerns regarding oppression of "accredited investors."[36] We note, however, that Section 3(c)(7)(B) allows certain pre-1996 Section 3(c)(1) companies to convert to Section 3(c)(7) companies and "grandfather" their existing investors that are not "qualified purchasers," provided that those investors receive appropriate disclosure and adequate notice and opportunity to redeem their investments. If appropriate disclosure and adequate notice and opportunity to redeem are given, it is possible that such a fund could have up to 100 "accredited investors" and an unlimited number of "qualified purchasers." Section 3(c)(7)(B) therefore suggests that oppression concerns regarding a fund with an unlimited number of "qualified purchasers" and up to 100 "accredited investors" are inapposite if investors receive appropriate disclosure and adequate notice and opportunity to redeem their investments.[37]

B. Concerns Regarding Exceeding 100 Investors in a Section 3(c)(1) Exempt Fund

We note an additional concern that certain investors may not want to be in a fund with more than 100 beneficial owners.[38] We believe, however, that adequate notice, disclosure and an opportunity to redeem will provide an effective safeguard against such a concern. As a general matter, we believe that within the limits of the proposed Section 3(c)(1) Plus Exemption, the market could effectively determine the number of investors in a fund. We note that with respect to the "grandfather" provision in Section 3(c)(7), the Commission found that a fund's partnership agreement could prohibit the fund from having more than 100 investors.[39]

If there is nothing inherently problematic about an exempt fund exceeding 100 beneficial owners and if there is nothing intrinsically inimical about "qualified purchasers" investing alongside "accredited investors" in an exempt fund, then it is reasonable to conclude that the private Section 3(c)(1) and Section 3(c)(7) exempt funds should be able to be combined as discussed in this letter.

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[36] Section 2(a)(51)(C) requires a private investment company that wishes to become a qualified purchaser to obtain the consent of all its beneficial owners that invested in it prior to April 30, 1996.
[37] Under Section 3(c)(7)(A), securities that are owned by persons who received the securities from a "qualified purchaser" as a gift or bequest, or in a case in which the transfer was caused by legal separation, divorce, death, or other involuntary event, shall be deemed to be owned by a "qualified purchaser," subject to such rules, regulations, and orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors. Section 3(c)(7)(A) also suggests that blending Section 3(c)(1) and Section 3(c)(7) is tolerable. In addition, a Section 3(c)(1) exempt fund can have "qualified purchasers" along side "accredited investors," as long as there were not more than 100 beneficial owners in such a fund, which further suggests that there is no danger of "qualified purchasers" oppressing "accredited investors."
[38] Privately Offered Investment Companies, Release No. IC-22597, SEC No-Action Letter, 1997 SEC LEXIS 739, fn. 88 (April 3, 1997).
[39] *Id.*, at 68.

We further note that Section 12(g) of the Exchange Act does limit the number of investors that could participate. In addition, an overly broad number of "qualified purchasers" would raise general solicitation issues, which could eliminate the availability of the Section 3(c)(1) Plus Exemption.

C. Integration Concerns

As discussed above, the Section 3(c)(1) Plus Exemption would not pose integration circumvention concerns.

D. Side Letter Concerns

We are aware of Commission concerns regarding abuses of side letters. As noted above, Core A and Core Q currently do not have any side letters with investors, although the presence or absence of side letters should not affect the determination.

The Section 3(c)(1) Plus Exemption would not present a greater (or lesser) danger with respect to side letter abuses. As in existing Section 3(c)(1) and Section 3(c)(7) funds, side letter abuses can be addressed under Rule 10b-5 of the Exchange Act and Section 206 and Rule 206(4)-8 of the Advisers Act. Under Rule 10b-5, Section 206 and Rule 206(4)-8, an investment adviser must disclose any side letters that involve conflicts of interest or that may constitute a material fact. To the extent that Rule 10b-5 and, in particular, Section 206 and Rule 206(4)-8 are acceptable and effective enforcement mechanisms with respect to abusive side letters in Section 3(c)(1) and Section 3(c)(7) exempt funds, they will be similarly acceptable and effective enforcement mechanisms with regard to Section 3(c)(1) plus exempt funds.

E. Release No. 33-8828

We are aware that the Commission is currently proposing increasing the minimum qualifications for individuals that invest in pooled investment vehicles.[40] The Commission's proposal would require natural persons that invest in Section 3(c)(1) exempt pooled investment vehicles to be "accredited natural persons," who hold over $2.5 million in investments. The "accredited natural person" standard would not apply to Section 3(c)(7) exempt funds. In Release No. 33-8828, the Commission noted a "concern that some further level of protection may be necessary to safeguard investors seeking to make an investment in [Section 3(c)(1)] vehicles in light of their unique risks, including risks with respect to undisclosed conflicts of interest, complex fee structures, and the higher risk that may accompany such vehicles' anticipated returns."[41]

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[40] Rel. No. 33-8828, Revisions of Limited Offering Exemptions in Regulation D (Aug. 3, 2007).
[41] *Id.*

The Section 3(c)(1) Plus Exemption does not increase the above risks. First, as is evident from Release No. 33-8828, such risks are present in 3(c)(1) exempt funds, notwithstanding the Section 3(c)(1) Plus Exemption. The proposed "accredited natural person" standard demonstrates that such risks would be most effectively dealt with by raising the minimum sophistication of investors in funds exempt under the Investment Company Act. The Section 3(c)(1) Plus Exemption does not lower the minimum sophistication of investors in funds exempt under the Investment Company Act, rather it merely combines into a single fund two separate categories of sophisticated investors. Since the Section 3(c)(1) Plus Exemption is a subset of Section 3(c)(1), the proposed "accredited natural person" standard would apply to investors in the 3(c)(1) Plus Fund and would therefore raise the minimum sophistication level of "accredited investors." Second, the Section 3(c)(1) Plus Exemption is also consistent with the proposed "natural accredited person" standard because the adoption of such a standard would further reduce the disparity between "accredited investors" and "qualified purchasers" in Section 3(c)(1) exempt funds, thereby further nullifying oppression concerns (which we believe are minimal independent of the adoption of the "accredited natural person" standard). As a result, we believe that the Section 3(c)(1) Plus Exemption is both consistent with the proposed "accredited natural person" standard as well as with any related concerns.

Also in Release No. 33-8828, the Commission has proposed broadening Regulation D to allow tombstone style public advertisements under proposed Rule 507 similar to those allowed prior to registration if an offering is made to "large accredited investors."[42] Specifically, the Commission noted:

> Proposing Rule 507 under Section 28, rather than Section 4(2), has certain consequences. Among these consequences, is that pooled investment vehicles that rely on the exclusion from the definition of "investment company" provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act would not be able to take advantage of the limited advertising proposed to be permitted under Rule 507. This results because the vehicles are required to sell their securities in transactions not involving a public offering.[43]

Release No. 33-8828 therefore potentially reflects a reluctance on the part of the Commission to expand the scope of the Section 3(c)(1) exemption. However, we believe that the purpose of not making Rule 507 available to Section 3(c)(1) exempt funds is to prevent marketing exempt funds to the investing public at large, which will be equally applicable to a Section 3(c)(1) Plus Exemption. The Section 3(c)(1) Plus Exemption does not broaden the marketing or distribution scope of Section 3(c)(1) or Section 3(c)(7). Any of the above risks are effectively the same for the Section 3(c)(1) Plus Fund as for a Section 3(c)(1) or Section 3(c)(7) exempt fund, since the amount and quality of the investors will be

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[42] *Id.*
[43] *Id.*

the same as the amount and quality of investors that currently may exist under a parallel fund structure due to Section 3(c)(7)(E). Since Rule 507 is not available to Section 3(c)(1) and Section 3(c)(7) exempt funds, Rule 507 would not be available to Section 3(c)(1) plus exempt funds as the Section 3(c)(1) Plus Exemption is effectively a subset of Section 3(c)(1). As a result, the Section 3(c)(1) Plus Exemption is consistent with proposed Rule 507 and its attendant concerns.

F. Power of the Commission to Grant No-Action Relief

The Commission acknowledged the Section 4(1½) exemption in footnote 178 in the Employee Benefit Plans Release No. 6188.[44] In footnote 178, the Commission did not promulgate a rule and no legislation was necessary to acknowledge the existence of the Section 4(1½) exemption. The Commission merely acknowledged that the Section 4(1½) exemption existed, which was effectively equivalent to stating to the public that the Commission would not take any enforcement action against those who relied upon the Section 4(1½) exemption.

We also note that prior to the Employee Benefit Plans Release No. 6188, the Commission allowed private resales to meet at least some of the established criteria for exemptions under both Section 4(1) and Section 4(2) in no-action letters.[45]

We therefore believe that the Commission is in a position to acknowledge the Section 3(c)(1) Plus Exemption by granting the no-action request stated herein if it concurs with our view that no-action relief is appropriate with respect to the Section 3(c)(1) Plus Exemption.

IV. The Section 3(c)(1) Plus Exemption Is Within the Intended Purposes of the Investment Company Act

As discussed above, the Section 4(1½) exemption was found to be within the intended purposes of the Securities Act. Similarly, the Section 3(c)(1) Plus Exemption is within the intended purposes of the Investment Company Act.

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[44] Employee Benefit Plans, Release No. 6188, 1980 SEC LEXIS 2141 (Feb. 1, 1980).

[45] "This variety of sale has become popularly known as "section (4)(1½)" transactions, primarily because the SEC, in no-action letters and other pronouncements, frequently has required that such resales meet at least some of the established criteria for exemptions under both section 4(1) and section 4(2)." Section "4(1-1/2)" Phenomenon: Private Resales of "Restricted Securities", a Report to the Committee on Federal Regulation of Securities of the ABA from the Study Group on Section "4(1-1/2)" of the Subcommittee on 1933 Act, *34 Bus. Law. 1961* (1979). For example, in *Colorado & Western Properties*, the Commission indicated that certain private resales could be made in reliance upon Section 4(2). Colorado & Western Properties, Inc., SEC No-Action Letter, 1977 SEC No-Act. LEXIS 1808 (July 14, 1977).

A. The Section 3(c)(1) Plus Exemption Fits Within the Policy Underlying Section 3(c)(7)

The major policy goals behind Section 3(c)(7) are (i) to enhance capital raising, and (ii) to preserve investor protection.[46] H.R. Report No. 104-622 noted, with respect to the bill that established the "qualified purchaser" exemption, that "[t]he Committee on Commerce, to whom was referred the bill (H.R. 3005) to amend the Federal securities laws in order to promote efficiency and capital formation in the financial markets, and to amend the Investment Company Act of 1940 to ... protect investors, and provide more effective and less burdensome regulation, having considered the same, report favorably thereon with an amendment and recommend that the bill as amended do pass."[47] We note that the policy in H.R. Report No. 104-622 is particularly important because it was the House bill that was passed.[48] Section 3(c)(1) Plus Exemption will promote these policy goals by promoting efficiency and capital formation without reducing investor protections.

B. The Investment Company Act Was Enacted to Deal with Concerns of Small Investors, not "Accredited Investors" and "Qualified Purchasers"

House Report No. 2639 noted that "[i]nvestment trusts and investment companies are in essence institutions for the investment of the savings of small investors in securities...."[49] At the time the Investment Company Act was enacted, Senate Report No. 1866 stated that "approximately one-half of common-stock holders in management investment companies hold common shares with a market value of $500 or less."[50] Based on the Department of Labor's CPI index, $500 in 1940 would be equivalent to an investment of about $7,400 in 2007.[51] By contrast, the average investment in Core A is $153,481 and the average investment in Core Q is $648,529.

Given the fact the average investment in Core A for "accredited investors" is 20.73 times as large (taking into consideration inflation) as the average investment company investment at the time the Investment Company Act was enacted, we believe that neither "accredited investors" nor "qualified purchasers" are small investors. We also note that since performance fees are frequently charged by funds, in many cases, "accredited investors" are augmented to "qualified clients." Finally, under the proposed "natural accredited person" standard, "accredited investors" would have to have $2.5 million in investments, which would further nullify any argument that "accredited investors" were not small investors.

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[46] We note that Section 3(c)(7) also had an additional policy goal of placing American markets on par with foreign markets. *See* H.R. Rep. NO. 104-622, at 18. This policy goal is not relevant to the determination

[47] H.R. Rep. NO. 104-622, at 1.

[48] *Id.*

[49] H.R. Rep. NO. 2639, at 6.

[50] S. Rep. NO. 1775, at 4.

[51] *See* Department of Labor CPI calculator, *available* at http://data.bls.gov/cgi-bin/cpicalc.pl

C. Allowing the Section 3(c)(1) Plus Exemption Does Not Increase Concerns Relating to Investment Company Act Purposes Because Section 3(c)(7)(E) Already Permits Parallel Unregistered Investment Companies

Economic concerns relating to the Investment Company Act purposes are not greater when Core A and Core Q are structured separately, since as discussed above, Core A and Core Q are effectively one fund from an economic perspective and only Section 3(c)(7)(E) prevents their integration.

D. Townsend's Status as an Investment Adviser Mitigates Concerns Relating to Investment Company Act Purposes

Townsend's status as an investment adviser will provide further comfort that several of the purposes of the Investment Company Act are met, particularly since the Commission could deal with any inherently abusive practices through Section 206 and Rule 206(4)-8 of the Advisers Act, which together provide much broader disclosure requirements and anti-fraud remedies than under Rule 10b-5 by itself.

E. Private Nature of 3(c)(1) Plus Exemption

As discussed in Section II, the 3(c)(1) Plus Exemption would be a private exemption.

F. Integration

As noted above, the 3(c)(1) Plus Exemption does not risk circumvention of integration concerns.

V. Conclusion

Given that (i) the Section 3(c)(1) Plus Fund would be limited to up to 100 "accredited investors" and an unlimited number of "qualified purchasers,"[52] (ii) the Section 3(c)(1) Plus Exemption would not pose integration circumvention concerns, (iii) enforcement is burdensome to Core A and Core Q as well as to the investors in Core A and Core Q, and of little practical benefit to investors in Core A and Core Q because there will be (a) no actual oppression of "accredited investors" by "qualified purchasers," (b) increased private investment opportunities for "accredited investors" which are adequately regulated through disclosure and anti-fraud rules under Rule 10b-5 under the Securities Exchange Act of 1934 ("Exchange Act"), Section 206 and Rule 206(4)-8 of the Advisers Act and (c) elimination of the disproportionate economic drag borne by "accredited investors" in parallel funds, (iv) the purpose of the Investment Company Act is to regulate "public" as opposed to "private" matters and that the Section 3(c)(1) Plus Exemption effectively satisfies all "private" criteria under the Investment Company Act, (v) the Section 3(c)(1) Plus Exemption, in addition to

[52] See fn. 23.

satisfying private criteria under the Investment Company Act, also generally satisfies all other criteria under Section 3(c)(1) and Section 3(c)(7), including providing disclosure, adequate notice and opportunity to redeem consistent with the spirit of the "grandfather clause" in Section 3(c)(7)(B) and (vi) the Section 3(c)(1) Plus Exemption is within the intended purposes of the Investment Company Act, we believe that the Commission should conclude that the 3(c)(1) Plus Exemption is permissible.

On the basis of these circumstances and the representations made above, we respectfully request that the Staff consider this matter and advise as to whether it would recommend an enforcement action against the 3(c)(1) Plus Fund, under the circumstances described herein.

Please do not hesitate to contact me at (312) 861-2827 or Seth Chertok at (312) 861-3710 if you have any questions or require any further information.

Sincerely,

Baker & McKenzie LLP

Addison D. Braendel

CHIDMS1/2591125.23

END